The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

03 JAN 30 AM 7:21

[redacted]

03003552

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

20th January, 2003.

SUPPL

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 17th January 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 21st January 2003, confirming that Merrill Lynch & Co., Inc. and its affiliates no longer have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 2/4

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 03/4

Company Announcements Office,
London Stock Exchange.

20th January, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Merrill Lynch & Co., Inc. in a letter dated and received by fax on 17th January 2003 that, as at 15th January 2003, Merrill Lynch & Co., Inc. and its affiliates ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary